Exhibit 99.4

Press Release
Brussels / 11 October 2016 / 8.00 AM CET

The enclosed information constitutes inside information and is to be considered as regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Anheuser-Busch InBev Announces

Listing Of New Ordinary Shares

Anheuser-Busch InBev SA/NV (“AB InBev”, formerly Newbelco SA/NV (“Newbelco”)) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) announces that as a result of the former Anheuser-Busch InBev’s (the “former AB InBev”) merger into Newbelco as part of the Belgian Merger, the shares of the dissolved company Anheuser-Busch InBev SA/NV (ABI – ISIN: BE0003793107) which were listed on Euronext Brussels prior to the Belgian Merger have been delisted from Euronext Brussels.

In addition, as of 11:00 a.m. Mexican Time on 10 October 2016, the shares of the former AB InBev ceased trading on the Bolsa Mexicana de Valores (“BMV”), and the Johannesburg Stock Exchange (the “JSE”) is expected, on 13 October 2016, to cancel, the listing and trading of shares in the former AB InBev on the JSE.

AB InBev announces the listing of and the commencement of dealings in its 1,693,242,156 New Ordinary Shares (ISIN: BE0974293251) on Euronext Brussels, effective today, 11 October 2016, following Euronext Brussels’ approval of AB InBev’s request for the admission to listing of its ordinary shares on the regulated market of Euronext Brussels. The listing and trading of AB InBev’s ordinary shares on Euronext Brussels will commence at 9.00 a.m. CET.

In addition, AB InBev announces the listing of and the commencement of dealings in its New Ordinary Shares on the JSE and the BMV, and the commencement of trading of American Depositary Receipts representing New Ordinary Shares on NYSE, effective today, 11 October 2016. The listing and trading of New Ordinary Shares on Euronext Brussels and the JSE will commence at 9.00 a.m. CET (also 9.00 a.m. SAST), and on the BMV at 8.30 a.m. Mexican time. In addition, effective at 9.30 a.m. EST on 11 October 2016, American Depositary Receipts currently representing shares in the former AB InBev will instead represent New Ordinary Shares.

Defined terms used but not defined in this announcement have the meanings set out in the scheme document published by SABMiller plc on 26 August 2016.

English, French and Dutch versions of this press release will be available on www.ab-inbev.com.

ab-inbev.com

Press Release
Brussels / 11 October 2016 / 8.00 AM CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. In 2015, on a combined pro forma basis, AB InBev realized 55.5 billion US dollar in revenues (excluding JVs and associates).

Visit us @ www.ab-inbev.com.

Like us @ www.facebook.com/abinbev.

Follow us @ twitter.com/abinbevnews.

Contacts

Media	Investors
Marianne Amssoms +1 212 573 9281 marianne.amssoms@ab-inbev.com Karen Couck +1 212 573 9283 karen.couck@ab-inbev.com	Graham Staley +1 212 573 4365 graham.staley@ab-inbev.com Heiko Vulsieck +32 16 27 68 88 heiko.vulsieck@ab-inbev.com

Kathleen Van Boxelaer

+32 16 27 68 23

kathleen.vanboxelaer@ab-inbev.com

AB InBev Communications Adviser – Brunswick

Steve Lipin / Jayne Rosefield (Brunswick Group US)

+1 212 333 3810

slipin@brunswickgroup.com

jrosefield@brunswickgroup.com

Richard Jacques / Katie Ioanilli (Brunswick Group UK)

+44 20 7404 5959

rjacques@brunswickgroup.com

kioanilli@brunswickgroup.com

Lauren Abbott +1 212 573 9287 lauren.abbott@ab-inbev.com

ab-inbev.com

Press Release
Brussels / 11 October 2016 / 8.00 AM CET

Notes

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to the Combination, and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev, and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, among others, the risks relating to the dissolved company Anheuser-Busch InBev SA/NV (the “former AB InBev”) described under Item 3.D of the former AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016, the principal risks described on pages 16 to 17 of SABMiller’s Annual Report and Accounts for the year ended 31 March 2016 and the risks described under “Risk Factors” of Newbelco SA/NV’s Registration Statement on Form F-4, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the former AB InBev’s most recent Form 20-F, Newbelco SA/NV’s Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that the former AB InBev, SABMiller or AB InBev have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ab-inbev.com